October 11, 2005


Steven R. Lacy, Esq.
Sr. VP, Administration, General Counsel and Secretary
KI Holdings Inc.
436 Seventh Avenue
Pittsburgh, PA 15219

	Re:	KI Holdings Inc.
      Registration Statement on Form S-1
      Filed September 12, 2005
      File No. 333-128250

Dear Mr. Lacy:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please include all information that is not subject to Rule 430A in the next amendment, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. This information must be included on the prospectus cover page, as well as in the body of the prospectus. See instruction 1(A)
to Item 501(b)(3) of Regulation S-K. We will need adequate time to review this information once it is provided.

2. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

3. Prior to the effectiveness of the registration statement, please arrange to have the NASD call us or provide us with a letter indicating that the NASD has cleared the filing.

4. Please update all information in the prospectus to the most recent practicable date.

5. Please do not use smaller type in tables, as you do on pages 7 and
31, for example.

6. To the extent applicable, our comments also apply to future filings of Koppers, Inc.

Cover Page

7. Please identify the nature of the underwriting arrangements.
See
Item 501(b)(8) of Regulation S-K.

Inside Front Cover Page

8. Please provide a copy of any inside cover graphics.

Summary, page 1

9. Disclosure on pages 1-4 of the summary repeats information contained on pages 54-57 of the Business section of the prospectus.
Please shorten the prospectus summary. See instruction to Item
503(a)
of Regulation S-K.

10. Please revise to include a balanced description of your business.
For example, you discuss your net sales and EBITDA for the past 12 months, but do not disclose your results of operations over the past three years. In addition, please remove the section on your Key Competitive Strengths or also describe your weaknesses. Finally, if you want to highlight key aspects of your business strategy, please do so in a short bullet-point list and balance by briefly discussing the risks of implementing your strategy.

11. Disclose the basis for all of your assertions about your competitive position within your industry. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit.
Otherwise, please confirm that these sources are widely available to the public. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. This comment is also applicable to any unsupported claims in the Business section of the filing. We may have additional comments after we review your response.

The Offering, page 6

12. Please revise to more accurately describe your intent and the board of directors` intent with regard to the dividend policy. Describe the risks and potential effect of this policy, including your leverage and ability to fund operations and growth. Also describe the dividend restrictions in your debt agreements and under state law.

Summary Historical Consolidated Financial Data, page 7, and
Selected
Historical Consolidated Financial Data, page 31

13. In regard to the non-GAAP measure that you present, please be advised that:
* When you present this measure, you should also disclose the most directly comparable GAAP measure with equal or greater prominence and provide a cross-reference to the required reconciliation. Please revise your disclosures on pages 1 and 54.
* You should revise your disclosures on pages 9 and 33 to address the additional limitations of excluding interest expense and income taxes from a measure used to evaluate operating results.

Risk Factors, page 11

14. Some of your risk factor headings do not specify the resulting risk. Please revise them to specify clearly the risk.

15. Please avoid language in risk factors like "adversely affected" or
"material adverse effect." Instead, please state what the specific impact will be on your financial condition or results of operations.

16. Some of your risk factors use language like "there can be no assurance" or "we cannot assure you." Please delete this language;
the real risk is not your inability to offer assurance, but the condition described.

17. The many of the risk factors contain legalese and the actual risk you are trying to convey does not stand out from the extensive detail you provide. Please revise in more concrete terms, get to the risk as quickly as possible and provide only enough detail to place the risk in context. We may have additional comments after we review your response.

18. Provide the information investors need to assess the magnitude of the risk. For example: quantify potential dilution as a result of the offering; explain why you have substantial negative net worth; quantify your potential exposure relating to environmental laws and regulations; describe how adverse weather has impacted your operations; clarify the effect on your operations and investors if you default on your debt and are unable to refinance; and describe your internal control deficiencies.

19. Item 503(c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or to any offering." For example, the risks you disclose relating to senior management, terrorist attacks and being a public company could apply to nearly any issuer in your industry and even in other industries. If you elect to retain these and other general risk factors in your prospectus, you must clearly explain how they apply to your industry, company, or offering.

This offering may cause us to undergo an "ownership change"..., page
18

20. Please disclose why you cannot determine whether the offering will cause an ownership change and when you will be able to make this determination.

Our management and auditors have identified certain deficiencies
....,
page 25

21. Please identify the control deficiencies, address how the weaknesses were overcome, and specifically address what remedial actions you are undertaking and when you expect them to be completed.

Forward-Looking Statements, page 26

22. Section 27A(b)(2)(D) of the Securities Act and Section
21E(b)(2)(D) of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made in connection with an initial public offering. Please revise accordingly.

Industry and Market Data, page 26

23. Please revise the last two sentences of this section to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Dividend Policy, page 29

24. Disclose the frequency and amount of any cash dividends for the past two years. See Item 201(c) of Regulation S-K. We note that the company declared a $35 million dividend on July 28, 2005. Please disclose whether this dividend was declared pursuant to any agreement.
Clarify whether you have historically had sufficient earnings to pay dividends or whether you used borrowings.

25. Please describe in detail the restrictions in your debt agreements and their potential impact on your ability to pay dividends at the rates identified.

26. Please clarify whether you are able to pay dividends under Pennsylvania law based on the second test and your negative net worth.

27. The first sentence of the disclosure should clearly state the dividend policy, including the judgments made with regard to paying out cash instead of retaining it. Also clarify whether the board contemplates paying out all excess cash. If not, clarify what the rate is based on. Fully address the potential long-term implications for your business and financial condition arising from paying out cash. We may have additional comments after we review your response.

28. Clearly address the potential necessity of using borrowings to fund dividends, if applicable. Discuss these assumptions and considerations in your Management`s Discussion and Analysis of Financial Condition and Results of Operations as well, to the extent that they represent known material trends, demands, commitments and uncertainties, or are otherwise material to an understanding of your business, results of operations and financial condition.

Dilution, page 30

29. Revise the dilution table to include the shares underlying options
that officers, directors and affiliates have the right to acquire, including grants under the 2005 long-term incentive plan. See Item 506 of Regulation S-K.

30. Provide dilution information assuming the underwriters exercise the over allotment option.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 35

Trend Overview, page 35

31. Please describe any other known trends or uncertainties that you reasonably expect will have a material impact on net revenues or income from continuing operations. For example, the Other Business Matters you discuss on page 52 appear relevant in this section. Also discuss any known trends relating to the cost of raw materials. Results of Operations, page 37

32. Please expand your discussion under results of operations for all periods to:
* Quantify each factor you cite as impacting your operations. For example, you disclose the increase in net sales for your carbon materials & chemicals segment is attributable to pricing increases, offset by volume reductions in phthalic anhydride and furnace coke, without quantifying the impact attributed to each component.
* Describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses. For example, your discussion of the increase in net sales does not explain why there were higher raw material costs and why there were volume reductions for phthalic anhydride and furnace coke.
* Discuss the extent to which material increases in net sales are attributable to increases in prices, volume or amount of products being sold, or introduction of new products. For example, part of your explanation for the decrease in income from operations for your railroad & utility products segment was primarily due to a change in product mix without further analysis as to whether this was a one-time event or may continue in the future and the impact on future sales. In addition, we note in your Business section that you discuss new products; however, your MD&A discussion does not include an analysis of how new products impacted your net sales and costs.

Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 40

33. To enhance your disclosure, please revise your filing to disclose your compliance and Koppers` compliance with debt covenants as of the latest balance sheet date. In addition, disclose and discuss your most restrictive debt covenants and your current level of compliance.

34. To enhance your disclosure, please revise your filing to disclose and discuss the most significant restrictions on your ability and Koppers` ability to declare dividends.

35. Please expand your liquidity discussion to cover the three-year period covered by the financial statements and not just fiscal year
2004, using year-to-year comparisons or any other format to enhance the reader`s understanding. See Instruction 1 to Item 303(a) of Regulation S-K.

36. To enhance your disclosure, please expand your discussion of liquidity and capital resources to include:
* known trends or uncertainties regarding your operating cash flows and working capital (we note that operating cash flow decreased since
2002);
* a more detailed discussion related to your sources and uses of debt financing, including whether you have or anticipate refinancing any of your debt;
* the impact on your liquidity and results of operations from increasing your debt and whether you expect this trend to continue;
* prospective information on the costs you expect to incur for capital expenditures to expand your business; and
* known contractual commitments, such as the raw material purchase contracts identified in your contractual obligations table.

37. We note your disclosure that in August 2005, you received a dividend payment of $13 million from Koppers Inc., which was borrowed under the revolving credit facility. Using these proceeds and available cash, you declared a dividend totaling $35 million. Please clarify what you mean by "available cash" and disclose whether the cash was provided by borrowings.

Stock Purchases by Directors/Restricted Stock Grants to Senior
Management, page 43

38. Please disclose the price paid for the stock issued to the members of the board of directors, and the exercise prices for the options that were granted. Please also identify the persons to whom the securities were issued.

Business, pages 54

39. Please describe the general development of KI Holdings and Koppers, including the 2004 restructuring and the role of Saratoga Partners and the management investors. See Item 101(a) of Regulation
S-K.

Our Business Strategy, page 57

40. Please describe in greater detail the initiatives you have taken to rationalize your capacity, streamline operations and improve productivity. Also describe in greater detail your initiative relating to the closure of the Montgomery, Alabama facility and any other restructuring plans.

Carbon Materials & Chemicals, page 58, and Railroad & Utility
Products, page 61

41. Please describe in greater detail the actual services you offer and products you produce. For example, clarify whether you manufacture the products, contract with third parties or have entered into joint ventures or partnerships to manufacture the products. Also, describe:
* the methods of distribution of your products;
* your practices relating to working capital items, such as inventory or warranties; and
* the importance of patents, trademarks, and licenses to your business.

Consider providing subheadings for each of your products so that your disclosure is easier to understand.

Technology and Licensing, page 63

42. Please disclose when your material intellectual property rights will terminate.

Employees and Employee Relations, page 64

43. Please disclose the status of any negotiations related to the labor contracts that expire in 2005.

Legal Proceedings, page 65

44. For each proceeding, disclose the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties, a description of the factual basis alleged to underlie the proceeding and the relief sought. See Item 103 of Regulation S-K.

45. Please provide the environmental disclosures required by Instruction 5 to Item 103 of Regulation S-K.

Management, page 67

46. Describe any arrangement or understanding between any executive officer or director and any other person(s) pursuant to which he was or is to be selected as an officer or director. See Item 401(a) and
(b) of Regulation S-K.

Benefit Plans, page 72

47. It appears that the terminal value for Mr. Turner exceeds the values listed in the tables on page 73. Please revise to include the benefits payable to Mr. Turner.

Principal and Selling Stockholders, page 78

48. Please indicate in the footnotes, the number of shares that each shareholder has the right to acquire within 60 days. See Item
403(a)
of Regulation S-K.

49. Disclose whether all the preferred stock will be converted into shares of common stock upon completion of the offering. Since the preferred stock is immediately convertible into common stock, include those shares in the column for common stock and indicate in the footnotes the shares of preferred stock held by Saratoga.

50. Please identify the name of each selling shareholder and include all of the information required by Item 507 of Regulation S-K.

51. Supplementally advise us whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer.

52. Please revise this section to indicate that the selling shareholders may be underwriters with respect to the shares that they are offering for resale.

Certain Relationships and Related Transactions, page 80

53. Please describe the consulting services performed by Robert
Cizik.

54. Since this is a firm commitment offering, please disclose whether the stockholders` agreement will terminate automatically.

Shares Eligible for Future Sale, page 87

55. Quantify the number of shares that are eligible for future sale under each subheading.

Material United States Federal Income Tax Considerations, page 89

56. Please remove the first sentence in the paragraph stating that the discussion is for "general information only." This may imply that investors are not entitled to rely on this information.

Underwriting, page 92

57. Disclose the criteria that the representatives will use in determining whether to consent to waiving the 180-day lock-up agreement. In addition, disclose the criteria that they will use in determining whether to waive an extension if one of the events that you list occurs.

58. Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares and describe their procedures to us supplementally, or confirm that the Division`s Office of Chief Counsel has reviewed and approved these procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

59. Tell us whether you or the underwriters have any arrangements with a third-party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Please also provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

60. We note that the underwriters have reserved shares for sale directly to your directors, employees and designated individuals. Please supplementally describe the mechanics of how and when these shares are offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when the issuer and underwriter notified the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities. Are directed share purchasers required to establish accounts before the effective time, and, if so, what if any funds are put in newly established brokerage accounts before the effective date? How do the procedures for the directed share program differ from the procedures for the general offering to the public? Also, please state whether or not the shares purchased as part of the directed share program will be subject to the lock-up agreement.

Notice to Canadian Residents, page 95

61. Please tell us whether private sales to Canadian residents have been completed during the time the registrant has been "in registration," which is defined as the period from the time an issuer reaches an understanding with the broker-dealer who is going to act as managing underwriter prior to the filing of the registration statement until the end of the period during which broker-dealers are required to deliver a prospectus after effectiveness.

Consolidated Statements of Operations, pages F-2 and F-18

62. Please revise your consolidated statements of operations to include earnings per share information as required by paragraphs 36-37 of SFAS 128, Earnings per Share and Rule 5-03.20 of Regulation S-
X.
In addition, please revise the notes to your consolidated financial statements to include all the disclosures required by paragraph 40 of
SFAS 128.

Consolidated Balance Sheet, page F-3

63. If you are not required to provide updated financial statements, please present pro forma equity disclosures that reflect the $35 million dividend you declared on July 28, 2005. You should also present pro forma equity disclosures that reflect this dividend on pages 8, 28, 30 and 32. In addition, please provide the pro forma earnings per share disclosures required by SAB Topic 1:B:3.

Consolidated Statement of Cash Flows, F-21

64. Please provide additional information regarding the specific nature of the line item "change in reserves," including if and how each amount impacted your statements of operations during the periods presented.

Consolidated Statement of Shareholders` Equity, page F-22

65. Please rename this statement to clearly reflect the fact that there is a shareholders` deficit, similar revisions should be made to your annual and interim balance sheets and any other equity disclosures throughout the filing. In addition, please provide an additional column that reflects total shareholders` deficit.

Note 2 - Formation of KI Holdings Inc., page F-6 and Note 1 -
Significant Accounting Policies, Parent Company of Koppers Inc., page
F-24

66. As of each balance sheet date, please quantify the amount of dividends that may be declared based on the current dividend restrictions.

Note 1 - Significant Accounting Policies - Revenue Recognition, page
F-25

67. Please provide us additional information regarding the specific facts and circumstances in which you recognize revenue when title passes to customers and demonstrate that your policy complies with SAB
104.

Note 1 - Significant Accounting Policies - Stock Based
Compensation,
page F-28

68. Please revise your table to include pro forma basic and diluted earnings per share as required by paragraph 2e of SFAS 148, Accounting for Stock-Basis Compensation - Transition and Disclosure. In addition, please revise the notes to your interim financial statements to include the disclosures required by paragraph 3j of SFAS 148.

Note 8 - Leal Proceedings, page F-10 and Note 8 - Commitments and
Contingencies, page F-42

69. In regard to the product liability cases, please quantify the dollar amounts of the damages being sought in these cases.

70. In regard to the actions by the NZCC and the ACCC, please quantify the upper end of the potential range of loss and please explain to us how and why you determined that accruing the minimum end of the range is appropriate.

Note 9 - Environmental and Other Matters, page F-12 and Note 8 -
Commitments and Contingencies, page F-42

71. Tell us how you are accounting for the payments you will make to
Beazer East under the amended Indemnity Agreement. Address the limitations under the agreement, including the likelihood that those limitations will be reached.

72. To the extent that there is a reasonable possibility that a loss may have been incurred, please revise your disclosures to quantify the estimate of the possible loss or range of loss or state that the loss cannot be estimated. See paragraph 10 of SFAS 5, Accounting for Contingencies for guidance.

73. Please quantify the amount of damages sought in the Somerville matter.

Note 13 - Segment Information, page F-16 and Note 9 - Operations by
Business Segment, page F-47

74. Please provide us the internal reports used by your CODM.

Item 15. Recent Sales of Unregistered Securities, page II-2

75. Please provide the specific dates and consideration for the recent sales of unregistered securities. See Item 701 of Regulation S-K.

Exhibits

76. Please file a statement on computation of per share earnings.
See
Item 601(b)(11) of Regulation S-K.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Dale Welcome at (202) 551-3865 or in his absence, Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters.
Please contact Brigitte Lippmann at (202) 551-3713 or in her absence,
Chris Edwards at (202) 551-3742 or me at (202) 551-3760 with any other questions.


Sincerely,



Pamela A. Long
Assistant Director

cc:	Richard Farley, Esq.
	Cahill Gordon & Reindel LLP
	80 Pine Street
	New York, NY 10005

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Steven R. Lacy, Esq.
KI Holdings Inc.
October 11, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE